Exhibit 99.1

Qurate Retail, Inc.

Reconciliation of Qurate Retail, Inc. ("Qurate Retail") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

June 30, 2018

(unaudited)

amounts in millions

Qurate Retail Net Assets	$5,801
Reconciling items:
zulily net assets	(1,726)
HSNi net assets (1)	(1,937)
Equity investment in HSNi held by Liberty LLC (1)	203
Tax sharing agreement with GCI Liberty, Inc.	111
Liberty LLC Net Assets	$2,452

Qurate Retail Net Earnings	$595
Reconciling items:
zulily net (earnings) loss	32
HSNi net (earnings) loss (1)	(16)
GCI Liberty, Inc. tax sharing expense	(27)
Liberty LLC Net Earnings	$584

(1)

On December 29, 2017, Qurate Retail acquired the approximate remaining 62% of HSNi it did not already own. Liberty LLC continues to hold 38% of HSNi and accounts for its ownership in HSNi as an equity method investment.